UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           For the month of March 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                  Yes|_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 31 March 2003 announcing the Company's Consolidated Fourth Quarter and Year End 2002 Results

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

FOR IMMEDIATE RELEASE

For further information contact:

Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                      QUINENCO S.A. ANNOUNCES CONSOLIDATED
                     RESULTS FOR THE FOURTH QUARTER OF 2002

(Santiago, Chile, March 31, 2003) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the fourth quarter and year-ended December 31, 2002.

Consolidated financial results are presented in accordance with Chilean GAAP. Year-end figures have been audited by Ernst & Young. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (3.0% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on December 31, 2002 (Ch$718.61 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                     2002 HIGHLIGHTS AND SUBSEQUENT EVENTS

o The financial results obtained by Quinenco in 2002 reflect the difficult operating environment which the Company's subsidiaries faced during the year, both in Chile and abroad. In particular, Quinenco's subsidiaries, Lucchetti and Madeco were heavily impacted by events which occurred in their foreign operations, the effects of which at a consolidated level contributed heavily to Quinenco's net loss of Ch$75,480 million (US$105.0 million). In addition, costs associated with the 2001 acquisition of Banco de Chile and its subsequent merger with Banco Edwards in 2002 further weighed on Quinenco's results for the year.

o In January 2003, Quinenco received a settlement of US$50 million in connection with the resolution of its conflict with its partners in IRSA, the controlling entity of CCU.

o Following a US$70 capital injection by Quinenco in March 2003, Madeco signed a comprehensive 7 year loan restructuring agreement with its lenders.

o On March 27, 2003, Lucchetti was notified that its petition for an arbitration tribunal relating to the forced closure of its Peruvian plant was accepted by ICSID.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                              Page 1 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

GROUP HIGHLIGHTS - FOURTH QUARTER 2002 AND SUBSEQUENT EVENTS

Banco de Chile

Banco de Chile's merger process with Banco Edwards, initiated on January 1, 2002, was completed by year-end 2002. Milestones in the process included forming a single operating and technological platform, closure of 51 branches and reduction of 15% of the combined banks' workforce. Merger expenses during 2002 amounted to Ch$30,884 million (US$43.0 million). Combined with outlays made in 2001, the total cost of the merger was Ch$45,500 million (US$63.3 million).

Banco de Chile's shares were listed on the London Stock Exchange and the Madrid Stock Exchange (Latibex) in the fourth quarter of 2002. Shares were incorporated to the European exchanges as part of the Bank's strategy to strengthen its presence in international markets.

CCU

On January 14, 2003, Quinenco announced an end to the arbitration proceedings initiated by the company in early 2001. Quinenco and the Schorghuber Group, Quinenco's joint venture partner in IRSA, the holding company which controls approximately 62% of CCU, modified their existing shareholders' agreement to allow Heineken to purchase the Schorghuber Group's interest in IRSA within a three-year period. The shareholders' agreement stipulates that Heineken may not compete with CCU in its established territories of Chile and Argentina. It also grants CCU exclusive production and distribution rights of the Heineken brand in both countries. As part of the agreement reached between the two parties, the Schorghuber Group paid Quinenco a US$50 million settlement in late January 2003.

The agreement between the parties also provided for an extraordinary dividend distribution from CCU's retained earnings, subject to CCU shareholder approval. In an extraordinary shareholders' meeting held on February 26, 2003, shareholders agreed to an extraordinary dividend totaling Ch$168,700 million (equivalent to US$223.4 million on 2/26/2003). This dividend will be distributed in several payments to be determined by the Board of Directors, by October 31, 2003. The first payment of Ch$177 per share (Ch$885 per ADR) totaling Ch$56,375,008,344 was made on March 14, 2003.

On February 18, 2003, CCU's Board of Directors approved the sale of its 34% interest in Karlovacka, a Croatian brewery, to Heineken for an amount equivalent to ten times the brewery's annual EBITDA.

Madeco

In the fourth quarter of 2002, Tiberio Dall'Olio assumed Madeco's CEO position in order to lead the company in a new phase oriented towards recovering market share and strengthening the commercial and production areas of the company. Jorge Tagle, an ex-Quinenco executive, was incorporated as Madeco's new Chief Financial Officer as of the same date. Mr. Dall'Olio manned other key posts with experienced professionals from the cable industry as part of the restructuring process.

On November 14, 2002, Madeco's shareholders approved a US$137 million capital increase, which is currently in process. On March 4th, Quinenco and its wholly-owned subsidiary, Inversiones Rio Grande S.A., subscribed and paid 2,058,353,810 of the total increase of 3.853.534.135 shares at a fixed price of Ch$24 per share, for a total amount of Ch$49,400 million (equivalent to US$65.6 million).

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                              Page 2 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

Quinenco's and Inversiones Rio Grande's contributions will allow Madeco to satisfy all conditions required under its agreements with local and international lenders, in accordance with the contracts signed with these parties on December 18, 2002 and March 4, 2003.

The rescheduling of the Madeco's bank loans, which approximate US$120 million, considered an up-front payment of 30% of the total debt (equivalent to approximately US$36 million). The remaining 70% of the debt will be rescheduled for a period of seven years, which includes a grace period of three years. Remaining funds will be used to service/prepay bond obligations as well as provide working capital to the company.

Lucchetti

Lucchetti Peru closed its plant production facilities in early January 2003, following an order to close issued on January 6, 2003 by the Municipality of Chorrillos in Peru. Lucchetti had been involved in a lengthy dispute with authorities over alleged environmental violations. However, these claims were never supported by INRENA, Peru's environmental regulatory authority, which certified that Lucchetti was in full compliance with legal and environmental regulations and that the plant was outside of the protected area. Lucchetti plans to seek damages under an existing treaty between Peru and Chile, which establishes that unsettled conflicts are subject to arbitration proceedings in Washington D.C. under the auspices of ICSID. On March 27, 2003, Lucchetti was notified that the case was registered for the establishment of the arbitral tribunal by ICSID. However, the final outcome of any possible arbitration proceedings cannot be determined at this time. Lucchetti invested approximately US$150 million in Peru during the seven years it operated in Peru. The company's book value of its investment was Ch$29,812 million (US$41.5 million) as of December 31, 2002, and the entire amount was charged to 2002 results from operations, in accordance with Chilean accounting norms. Lucchetti's plant facilities, which lie adjacent to the Pantanos de Villa ecological reserve, are currently in a liquidation process.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                              Page 3 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

Operating Company Contribution to Quinenco's Net Income
Net Income Contribution (in millions of Ch$ as of 12/31/2002)

                                Quinenco's
                               ownership %
Sector/Company               at 12/31/2002   4Q 2001    3Q 2002    4Q 2002    YTD 2001   YTD 2002
-------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(2)                52.2%    2,717      4,960      2,330     15,993     15,424
Banco Edwards (2)                      --    (2,300)        --         --      5,325         --
-------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (1)                              30.8%    3,701        783      3,483     12,171      6,794
Lucchetti (1)                        93.7%   (2,455)    (2,044)   (31,111)    (5,907)   (34,876)
-------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                           73.6%    2,110        607      1,264      6,427      4,434
Entel                                 5.7%      603        172      1,046      3,174      2,337
-------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                           53.4%  (15,899)   (10,194)    (2,284)   (28,952)   (22,319)
-------------------------------------------------------------------------------------------------
Real estate/hotel admin.:
Carrera (1)                          89.9%     (230)      (282)       132     (1,033)      (896)
Habitaria (1)                        50.0%      452        150        255        215        449
-------------------------------------------------------------------------------------------------
Total operating companies                   (11,301)    (5,848)   (24,885)     7,413    (28,653)
-------------------------------------------------------------------------------------------------
Quinenco & holding companies                (12,464)   (11,754)   (14,564)     8,562    (46,827)
-------------------------------------------------------------------------------------------------
Total                                       (23,765)   (17,602)   (39,449)    15,975    (75,480)
-------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportional share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Banco Edwards was merged with Banco de Chile on January 1, 2002.

Net Loss - Full Year 2002

            Quinenco reported a net loss of Ch$75,480 million (US$105.0 million) in 2002, a significant variation from the net profit of Ch$15,975 million (US$22.2 million) reported in the year 2001. The variation is largely explained by a reduction in the net income contribution from the main operating companies of the group, principally Lucchetti, which reported a net loss of Ch$37,223 million (US$51.8 million) in connection with the forced closure of its plant facilities in Peru. The variation in net earnings between 2002 and 2001 is also explained by the absence of extraordinary gains on sale in 2002. In 2001, Quinenco reported a gain on the sale of shares of Entel and the divestment of its stake in Plava Laguna, boosting non-operating results by Ch$52,374 million (US$72.9 million) in that year.

Net Loss - 4Q 2002

            Quinenco reported a net loss for the fourth quarter of 2002 of Ch$39,449 million (US$54.9 million), compared to a net loss of Ch$23,765 million (US$33.1 million) in the fourth quarter of 2001. The increase in the net loss in 4Q 2002 is mostly attributable to the reduction in the net income contribution from Quinenco's main operating companies. Quinenco's main operating companies contributed a loss of Ch$24,885 million (US$34.6 million) to Quinenco's fourth quarter 2002 net loss, up sharply from the loss contribution of Ch$11,301 million (US$15.7 million in the same period in 2001. The quarterly loss was highly influenced by Lucchetti's loss in 4Q 2002 of Ch$31,111 million (US$43.3 million), incurred mainly as a result of its forced plant closure in Peru. The net loss contribution by the main operating companies was partially offset by reduced 4Q losses from Madeco in comparison to 4Q 2001, a period in which Madeco reported heavy losses in connection with its Argentine subsidiaries as a consequence of the economic crisis in that country.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                              Page 4 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

Consolidated Income Statement Breakdown (in millions of Ch$ as of  12/31/2002)

                                4Q 2001      3Q 2002      4Q 2002     YTD 2001     YTD 2002
-------------------------------------------------------------------------------------------
Revenues
-------------------------------------------------------------------------------------------
Madeco                           52,836       70,739       54,296      341,869      256,283
Lucchetti                        18,989       23,613       17,831       88,843       83,799
Telsur                           12,385       11,732       12,243       46,701       46,646
Carrera                           2,034        1,462        2,078        7,579        7,016
Quinenco & holding                1,210          568          732        3,266        2,555
-------------------------------------------------------------------------------------------
Total                            87,454      108,114       87,180      488,258      396,299
-------------------------------------------------------------------------------------------
Operating income (loss)
-------------------------------------------------------------------------------------------
Madeco                           (1,269)         963         (953)      10,986        4,003
Lucchetti                        (1,104)         769         (476)       2,726        2,678
Telsur                            3,905        3,516        3,476       13,845       13,148
Carrera                            (103)        (231)         256         (557)        (378)
Quinenco & holding               (2,407)      (2,351)      (2,449)      (8,959)      (9,174)
-------------------------------------------------------------------------------------------
Total                              (978)       2,666         (146)      18,041       10,277
-------------------------------------------------------------------------------------------
Non-operating income (loss)
-------------------------------------------------------------------------------------------
Interest income                   1,014        1,851         (225)       8,178        5,348
Share of net income/loss
from related co:
Banco de Chile                    2,717        4,960        2,330       15,993       15,424
Banco Edwards                    (2,300)          --           --        5,325           --
CCU                               3,701          783        3,483       12,171        6,794
Habitaria                           452          150          255          215          449
Entel                               603          172        1,046        3,174        2,337
Other equity inv                    801          191          184          462          179
Other non-op income                (977)         567        1,118       59,357        5,977
Amort. of GW expense             (4,519)      (5,237)      (4,921)     (28,231)     (20,532)
Interest expense                (14,303)     (12,454)     (10,110)     (60,779)     (50,727)
Other non-op expenses           (31,697)      (5,459)     (51,337)     (43,508)     (64,663)
Price-level restatement            (194)     (11,058)      12,083      (10,951)      (8,896)
-------------------------------------------------------------------------------------------
Total                           (44,703)     (25,534)     (46,094)     (38,594)    (108,310)
-------------------------------------------------------------------------------------------
Income Tax                        7,250       (1,654)       1,029        4,893          142
Extraordinary items                  --       (1,418)       1,418           --           --
Minority Interest                14,438        8,113        3,126       22,448       20,522
Amort. of neg. GW                   175          225        1,218        9,187        1,889
-------------------------------------------------------------------------------------------
Net income (loss)               (23,818)     (17,602)     (39,449)      15,975      (75,480)
-------------------------------------------------------------------------------------------

Revenues- Full Year 2002

            Consolidated revenues in 2002 totaled Ch$396,299 million (US$551.5 million), a decrease of 18.8% from the Ch$488,258 million (US$679.4 million) reported in 2001. Of the total reduction in sales in 2002, 93.1% was attributable to Madeco. The drop in Lucchetti's sales in 2002 also dragged down consolidated sales, although to a lesser extent, accounting for 5.5% of the total reduction.

            Madeco's sales fell as a result of lower cable sales in Brazil and Argentina as well as a reduced level of exports of brass mills products. Lucchetti's sales decrease was attributable to the divestment of the

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                              Page 5 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

            Argentine operation in May of 2001 and a reduction in the sales level of the Peruvian operation, although the decline was partially offset by significantly higher sales in Chile.

            Consolidated sales in 2002 can be broken down as follows: Madeco (64.7%), Lucchetti (21.1%), Telsur (11.8%), Hoteles Carrera (1.8%)
            and Quinenco and intermediate holding companies (0.6%).

Revenues - 4Q 2002

            Consolidated revenues for the fourth quarter of 2002 were Ch$87,180 million (US$121.3 million), practically unchanged from the Ch$87,454 million (US$121.7 million) reported in the same period of 2001. Lucchetti's sales fell by 6.1% in 4Q 2002 in connection with reduced sales of the Peruvian operations, however this effect was offset by an increase in Madeco's 4Q 2002 sales which benefited from increased demand for cable products.

            Operating Income -Full year 2002 Consolidated operating income was Ch$10,277 million (US$14.3 million) in 2002, down by 43.0% from the Ch$18,041 million (US$25.1 million) reported in 2001. The sharp reduction in operating profit for the year was primarily related to Madeco's operations, accounting for 89.9% of the total decrease. To a lesser extent, the decline in Telsur's operating profit also served to pull down consolidated operating income.

            The decrease in Madeco's operating income, which fell by 63.6% in 2002, can be mostly explained by the operating loss generated by the cable business unit, which was affected by the weak demand for its products in Brazil by telecom operators. Investment by the telecom sector abruptly dropped off as a consequence of the weak economy and political uncertainty, which prevailed throughout much of 2002.

            Telsur's operating income declined by 5% in 2002, mainly due to the consolidation of non-regulated services which do not yet generate sufficient revenue to cover direct costs and depreciation. In addition, basic telephony revenues were affected by the weak economic scenario in the south of Chile and substitution by consumers from fixed to mobile alternatives, which contributed in part to the lower operating income earned during the year.

Operating Income - 4Q 2002

            Quinenco reported an operating loss in the fourth quarter of 2002 of Ch$146 million (US$0.2 million), down from the Ch$978 million (US$1.4 million) operating loss reported in the fourth quarter of 2001. The decrease in quarterly losses was mainly attributable to Lucchetti and Madeco, both of whom showed improved operating results on a quarterly basis. This effect was partially offset by a reduction in Telsur's operating income in the fourth quarter.

EBITDA- Full year 2002

            EBITDA amounted to Ch$40,307 million (US$56.1 million) in 2002, compared to Ch$50,729 million (US$70.6 million) in 2001.

EBITDA- 4Q 2002

            EBITDA reached Ch$7,201million (US$10.0 million) in 4Q 2002, compared to Ch$6,578 million (US$9.2 million) in 4Q 2001, an increase of 9.5%.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                              Page 6 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

Non-Operating Results- Full year 2002

            Non-operating losses amounted to Ch$108,310 million (US$150.7 million) in 2002, compared to non-operating losses of Ch$38,594 million (US$53.7 million) in 2001. The main items included in non-operating results are discussed below:

      o     Proportionate share of net income of equity method investments (net)

            Quinenco's proportionate share of net income from equity method investments, which includes results from Banco de Chile and CCU, reached Ch$25,183 million (US$35.0 million), compared to Ch$37,340 million (US$52.0 million) in 2001. The decrease mainly corresponds to a reduction in the proportionate share of income from Banco de Chile (from Ch$21,318 million, US$29.7 million in 2001 to Ch$15,424 million, US$21.5 million in 2002) as a result of its merger process and heavy allowances for loan losses made in the year. Similarly, Quinenco's share of CCU's net income fell in relation to 2001 from Ch$12,171 million (US$16.9 million) to Ch$6,794 million (US$9.5 million), mostly due to the absence of extraordinary gains on sale in 2002.

      o     Other non-operating income

            Other non-operating income amounted to Ch$5,977 million (US$8.3 million), down by Ch$53,380 million (US$74.3 million) from the Ch$59,357 million (US$82.6 million) reported in 2001. The variation is explained by the extraordinary gains on sale realized in 2001 when Quinenco sold an 8% stake in Entel and its interest in the Plava Laguna tourist complex in Croatia, recognizing a gain on sale of Ch$52,374 million (US$72.9 million).

      o     Amortization of goodwill expense (net)

            Amortization of goodwill expense (net) amounted to Ch$18,643 million (US$25.9 million) in 2002, down by 2.1% from the Ch$19,043 million (US$26.5 million) reported in 2001. Goodwill expense is mostly related to the Banco de Chile acquisition in March 2001. Goodwill corresponding to Banco de Chile amounted to Ch$311,999 million (US$434.2 million) as of December 31, 2002 (this includes goodwill of Ch$72,069 million (US$100.3 million) associated with the ex-Banco Edwards acquisition in 1999). Goodwill is amortized over a twenty-year period, using the straight-line method.

      o     Interest expense

            Interest expense in 2002 amounted to Ch$50,727 million (US$70.6 million), a 16.5% decrease compared to the Ch$60,779 million (US$84.6 million) reported in 2001. The decrease is mainly explained by lower prevailing interest rates during the twelve-month period.

      o     Other non-operating expenses

            Other non-operating expenses amounted to Ch$64,663 million (US$90.0 million), compared to Ch$43,508 million (US$60.5 million) in 2001. The increase in non-operating expenses was attributable to Lucchetti, which made provisions for losses of Ch$30,678 million (US$42.7 million) in connection with the forced closure of its Peruvian production facilities. The increase in other non-operating expenses was partially offset by a decrease in other non-operating expenses related to Madeco's operations, which in 2001 included heavy loss provisions made in connection with its subsidiaries in Argentina.

      o     Price-level restatement and foreign currency translation losses

            Price-level restatement and foreign currency translations losses amounted to Ch$8,896 million (US$12.4 million) in 2002, compared to Ch$10,951 million (US$15.2 million) in 2001. In 2002, the

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                              Page 7 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

            losses specific to foreign currency differences amounted to Ch$13,919 million (US$19.4 million), most of which correspond to Madeco's operations as a result of the devaluation of the Chilean peso, Argentine peso and Brazilian real during the year. The price-level restatement gain amounted to Ch$5,023 million (US$7.0 million), partially offsetting the effect of the aforementioned exchange losses. See the Balance Sheet analysis section of this report for further information on the effect of exchange rate differences on foreign investments (page 10 of 20).

Non-Operating Results -4Q 2002

            Quinenco reported a non-operating loss of Ch$46,094 million (US$64.1 million) in the fourth quarter of 2002, compared to non-operating income of Ch$44,703million (US$62.2 million) in the same quarter of 2001. The main items included in non-operating results are discussed below:

      o     Proportionate share of net income of equity method investments

            Quinenco's proportionate share of net income from equity method investments reached Ch$7,298 million (US$10.2 million), a 22.2% increase from the Ch$5,974 million (US$8.3 million) reported in 4Q 2001. The increase in the fourth quarter of 2002 was mainly attributable to a higher level of proportionate share of net income related to Quinenco's investments in the financial sector. The increase in Quinenco's proportionate share of net income was partially offset by a decrease in its share of CCU's income in 4Q 2002, which declined due to earnings at the operating level and well as income tax provisions for foreign operations, the effects of which were partially offset by improved non-operating results.

      o     Amortization of goodwill expense (net)

            Amortization of goodwill expense (net) amounted to Ch$3,703 million (US$5.2 million) in the fourth quarter of 2002, down from the Ch$4,344 million (US$6.0 million) reported in the same period in 2001.

      o     Interest Expense

            Interest expense in the fourth quarter of 2002 amounted to Ch$10,110 million (US$14.1 million), a decrease of 29.3% compared to the same period in 2001. The decrease is explained by lower prevailing interest rates during the period.

      o     Other non-operating expenses

            Other non-operating expenses amounted to Ch$51,337 million (US$71.4 million), compared to Ch$31,697 million (US$44.1 million) reported in the same quarter in 2001. 4Q 2002 other non-operating expenses included loss provisions of Ch$30,678 million (US$42.7 million) made in connection with Lucchetti's forced plant closure. The effect of these loss provisions on other non-operating expenses was partially offset by lower non-operating expenses related to Madeco's operations, which in 2001 included significant charges made in connection with its Argentine subsidiaries.

      o     Price-level restatement and foreign currency translation losses

            Price-level restatement and foreign currency translation gains reached Ch$12,083 million (US$16.8 million) in the fourth quarter of 2002, compared to losses of Ch$194 million (US$0.3 million) in the same period in 2001. The gains are almost entirely attributable to Madeco's operations and mostly result from the revaluation of the Chilean peso and the Argentine peso during the period.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                              Page 8 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

Income Taxes - Full Year 2002

            Quinenco reported income tax credits in 2002 amounting to Ch$142 million (US$0.2 million), compared to income tax credits of Ch$4,893 million (US$6.8 million) in 2001. The tax credits in 2001 and 2002 relate to the application of new deferred tax accounting norms.

Income Taxes - 4Q 2002

            Quinenco reported income tax credits of Ch$1,029 million (US$1.4 million), compared to income tax credits of Ch$7,250 million (US$10.1 million) in the same period of 2001.

Minority Interest - Full Year 2002

            In 2002, Quinenco reported an add-back to income of Ch$20,522 million (US$28.6 million). The amount is mainly related to minority shareholders' proportionate share of Madeco's loss reported in 2002.

Minority Interest - 4Q 2002

            In the fourth quarter of 2002, Quinenco reported an add-back to income of Ch$3,126 million (US$4.4 million). The amount is mainly related to minority shareholders' proportionate share of Madeco's fourth quarter 2002 loss.

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 3rd quarter of 2002)

------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet (in millions of Ch$ as of 12/31/2002)
------------------------------------------------------------------------------------------------------
Quinenco                                 As of 12/31/01          As of 12/31/02          As of 9/30/02
------------------------------------------------------------------------------------------------------
Current assets                                  273,724                 258,591                293,911
Fixed assets                                    430,318                 392,467                442,688
Other assets                                    904,038                 872,180                874,681
------------------------------------------------------------------------------------------------------
Total                                         1,608,080               1,523,238              1,611,280
------------------------------------------------------------------------------------------------------
Current liabilities                             263,643                 303,822                312,456
Long-term liabilities                           554,170                 509,588                533,978
Minority interest                                92,565                  79,313                 86,178
Shareholders' equity                            697,702                 630,515                678,668
------------------------------------------------------------------------------------------------------
Total                                         1,608,080               1,523,238              1,611,280
------------------------------------------------------------------------------------------------------

Current Assets

            Current assets decreased by 12.0% compared to the third quarter of 2002 mainly because Lucchetti did not consolidate its Lucchetti Peru operations (balance sheet only) as of December 31, 2002, in accordance with local accounting principles and authorization by the SVS.

Fixed Assets and Other Assets

            Fixed assets decreased by 11.3%, mainly because Lucchetti did not consolidate its Lucchetti Peru operations (balance sheet only) as of December 31, 2002, in accordance with local accounting principles and authorization by the SVS. Other assets did not vary significantly compared to the third quarter of 2002.

Current Liabilities

            Current liabilities did not vary significantly compared to the third quarter of 2002.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                              Page 9 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

Long-term Liabilities

            Long-term liabilities decreased 4.6% compared to the third quarter of 2002. The variation in the quarter mainly corresponds to Madeco's operations which included the reclassification of a portion of long-term debt to the short term, in accordance with debt maturity schedules as well as a reduction in provisions.

Equity

            Shareholders' equity decreased by 7.1% compared to the third quarter of 2002 as a result of the period net loss of Ch$75,480 million (US$105.0 million). Worth noting is that adjustments made under Technical Bulletin 64 with respect to foreign investments are included in Shareholders' Equity as Other Reserves. The adjustment reflects exchange rate differences arising from the revaluation or devaluation of the Chilean peso vis-a-vis the US dollar on foreign investments in a given period. In 4Q 2002, the revaluation of the Chilean peso vis-a-vis the US dollar resulted in a charge to Shareholders' Equity of Ch$8,073 million (US$11.2 million), the majority of which corresponded to Madeco's operations.

Quinenco Corporate Level

As of December 31, 2002, financial debt at the corporate level was Ch$404,822 million (US$563.3 million). As of the same date, cash and cash equivalents amounted to approximately Ch$83,402 million (US$116.1 million). The debt to total capitalization ratio at the corporate level was 39.1%.

RETURN ON CAPITAL EMPLOYED (ROCE)

With the aim of focusing on creating value for Quinenco's shareholders as well as an indicative measurement of operating company results, the following table indicates the return on capital employed (ROCE) at each of Quinenco's main operating companies (excluding Banco de Chile):

----------------------------------------------------------------------------
                                                                   ROCE (1)
Operating Company                                                       (%)
----------------------------------------------------------------------------
Madeco                                                                 0.8%
Telsur                                                                 9.5%
Lucchetti                                                              2.6%
Carrera                                                               -0.6%
CCU                                                                    7.7%
Habitaria                                                              4.9%
----------------------------------------------------------------------------

(1)   Adjusted operating return over capital employed for the last 12 months.

===============================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 10 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportional share of income from investments in the Financial Services sector during 2001 and 2002:

                                                       (in millions of Ch$ as of 12/31/2002)
-------------------------------------------------------------------------------------------
Financial Services     Quinenco's proportionate share of net income (loss)
-------------------------------------------------------------------------------------------
                         Ownership %    4Q 2001   YTD 2001    3Q 2002   4Q 2002    YTD 2002
-------------------------------------------------------------------------------------------
Banco de Chile (1)             52.2%      2,717     15,993      4,960     2,330      15,424
Banco Edwards (2)                 --     (2,300)     5,352         --        --          --
-------------------------------------------------------------------------------------------

1) Ownership % corresponds to voting rights. Quinenco's proportionate share of Banco de Chile's income is calculated according to economic ownership percentages in Banco de Chile (20.2%) and SM Chile (51.4%).

2)    Banco Edwards was merged with Banco de Chile on January 1, 2002.

BANCO DE CHILE

                                                                   (in millions of Ch$ as of 12/31/2002)
--------------------------------------------------------------------------------------------------------
                                4Q 2001           3Q 2002         4Q 2002        YTD 2001       YTD 2002
--------------------------------------------------------------------------------------------------------
Operating revenues                107,170          95,235         118,859         435,617        424,257
Provision for loan losses         (21,592)        (33,629)        (29,126)        (90,057)      (118,750)
Operating expenses                (77,673)        (65,910)        (75,777)       (249,669)      (257,239)
Net Income (loss)                  11,843          17,238           8,747          99,983         52,635
--------------------------------------------------------------------------------------------------------
Loan portfolio                  6,259,647       6,316,426       6,162,396
Total assets                    9,252,500       9,385,554       8,597,051
Shareholders' equity              656,769         607,673         618,230
-------------------------------------------------------------------------
Net interest margin                   3.1%            5.2%           3.9%
Efficiency ratio                     72.5%           69.2%          63.8%
ROAE                                  7.6%           11.9%           6.2%
ROAA                                 0.51%           0.73%          0.43%
-------------------------------------------------------------------------

Restatement on prior period figures on a pro forma basis

Banco de Chile and Banco Edwards were merged on January 1, 2002. For purposes of comparison, figures for periods prior to December 31, 2002 have been restated on a pro forma basis, based on the combined historical financial results of each bank.

Full year 2002 Results

Banco de Chile reported net income for the year-ended December 31, 2002 of Ch$52,635 million (US$73.2 million), a 47.4% decline from the net income of Ch$99,983 million (US$139.1 million) reported in 2001. The reduction in net profits in 2002 was mainly attributable to merger related expenses which amounted to Ch$30,884 million (US$43.0 million) and a higher level of allowances for loan losses which amounted to Ch$118,750 million (US$165.2 million) in 2002 compared to Ch$90,057 million (US$125.3 million) in 2001).

Operating revenue amounted to Ch$424,257 million (US$590.4 million), down 2.6% from the Ch$435,617 million (US$606.2 million) reported in 2001, mainly due to a reduction in gains on sales of financial instruments (net) which fell from Ch$8,010 million (US$11.1 million) in 2001 to Ch$892 million (US$1.2

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 11 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

million), related to marked to market losses on Argentine securities. In addition, average interest earning assets declined by 3.1% as a consequence of a lower level of commercial loans and a reduction in the investment portfolio. The drop in operating revenues was partially offset by an increase in fee income which rose 12.6% from Ch$76,966 million (US$107.1 million) in 2001 to Ch$86,686 million (US$120.6 million) in 2002, mostly attributable to increases in fee income at the subsidiary level.

Provisions for loan losses reflected the bank's conservative credit policies to cover risks related to the weak macroeconomic conditions in Chile, mainly related to the construction, mining and manufacturing sectors, and to a lesser extent, loans to Argentine debtors. Worth mentioning is that voluntary provisions amounting to Ch$17,223 million (US$24.0 million) were reversed in order to partially offset the effect of the provisions, bringing net provisions down to Ch$101,527 million (US$141.3 million).

As of December 2002, the Bank's loan portfolio varied only slightly from the same period in 200l, having shown a reduction of 1.6% over the last twelve months. The decline in the loan portfolio was mainly due to a lower level of corporate sector loans, which overlapped between the two banks' portfolios following the merger, a reduction in loans to clients in Argentina and Brazil, and overall sluggish demand in Chile related to the weak national economy.

Banco de Chile was the second ranked private bank in the country with a market share of 18.6% according to information published by the Chilean Superintendency of Banks for the period ended December 31, 2002. Its return on capital and reserves for the twelve-month period was 9.3%, reflecting the effects of the merger on its profitability level in 2002. The local financial system as a whole reported a return on capital and reserves of 14.4% in 2002, according to the same source.

4Q 2002 Results

Operating revenues reached Ch$118,859 million (US$165.4 million) in the fourth quarter of 2002, an increase of 10.9% compared to the fourth quarter of 2001. The rise in operating revenues was primarily attributable to improved gains on sales of financial instruments and to a lesser extent, higher fee income earned in the fourth quarter of 2002. Gains on sales of financial instruments (net) reached Ch$3,989 million (US$5.6 million), compared to losses on financial instruments of Ch$7,635 million (US$10.6 million) in the same quarter in 2001. Fee income grew by 10.3% to Ch$24,231 million (US$33.7 million) during the fourth quarter of 2002, mainly attributable to subsidiary operations.

Provisions for loans losses reflected the overall tendency during 2002, having increased by 31.7% to Ch$29,480 million (US$41.0 million), although voluntary provisions of Ch$354 million (US$0.5 million) were released, bringing the net amount to Ch$29,126 million (US$40.5 million) for the fourth quarter of 2002.

Operating expenses decreased by 2.7% to Ch$75,777 million (US$105.7 million) in 4Q 2002. The decrease is attributable to higher merger related expenses incurred in the fourth quarter of 2001, which served to drive up expenses in that period compared to the fourth quarter of 2002.

Net income was Ch$8,747 million (US$12.2 million), a decrease of 26.1% from the Ch$11,843 million (US$16.5 million) reported in the fourth quarter of 2001. The decrease in net earnings was mainly the result of higher provisions for loans losses and a reduction in other income and expenses.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 12 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Food & Beverage sector during 2001 and 2002:

                                                                             (in millions of Ch$ as of 12/31/2002)
------------------------------------------------------------------------------------------------------------------
Food & Beverage                        Quinenco's proportionate share of net income (loss)
------------------------------------------------------------------------------------------------------------------
                                       Ownership %     4Q 2001     YTD 2001      3Q 2002      4Q 2002     YTD 2002
------------------------------------------------------------------------------------------------------------------
CCU                                          30.8%       3,701       12,171          783        3,483        6,794
Lucchetti                                    93.7%      (2,445)      (5,907)      (2,044)     (31,111)     (34,876)
------------------------------------------------------------------------------------------------------------------

CCU

                                                                             (in millions of Ch$ as of 12/31/2002)
------------------------------------------------------------------------------------------------------------------
                                          4Q 2001      3Q 2002      4Q 2002     YTD 2001     YTD 2002
------------------------------------------------------------------------------------------------------------------
Sales                                     109,180       78,638      102,953      370,384      345,891
Operating income (loss)                    19,680        5,201       14,442       44,962       37,594
Net Income (loss)                          12,021        2,545       11,313       39,529       22,065
------------------------------------------------------------------------------------------------------------------
Total assets                              648,285      658,559      652,959
Shareholders' equity                      423,922      434,522      433,485
---------------------------------------------------------------------------

Full Year 2002 Results

CCU's consolidated sales revenues decreased by 6.6% in 2002 to Ch$345,891 million (US$481.3 million) as a result of a 8.5% decrease in average prices, partially offset by a 2.4% increase in volumes sold. The decrease in revenues during the year was almost entirely attributable to the Argentine beer segment, which declined by over 54.5% compared to 2001 due to the country's ongoing economic crisis and currency devaluation. Average prices of beer, soft drinks, nectars, mineral water and domestic wines also proved resistant to price increases due to the weak internal demand situation in Chile. Revenues by core business can be broken down as follows: beer Chile (38.9%), beer Argentina (7.2%), soft drinks/mineral water (32.0%), wine (21.7%) and others (0.2%).

Operating income, which fell from Ch$44,962 million (US$62.6 million) to Ch$37,594 million (US$52.3 million) in 2002, was directly affected by the lower sales level and higher cost of goods sold related with raw material purchases abroad. As a percentage of sales, CCU's operating margin was 10.9% in 2002, compared to 12.1% in 2001.

CCU reported non-operating losses of Ch$6,891 million (US$9.6 million), compared to non-operating income of Ch$3,773 million (US$5.3 million) in 2001. The variation in non-operating results can mainly be explained by an extraordinary gain on the sale of shares of Backus & Johnston in 2001, which produced a Ch$17,199 million (US$23.9 million) pre-tax gain in that period.

Net profit for the year amounted to Ch$22,065 million (US$30.7 million), a decrease of 44.2% from 2001, as a result of the aforementioned reduction in operating profits, mostly related to the Argentine subsidiary and lower non-operating results, due to the absence of extraordinary gains on sale compared to 2001.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 13 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

4Q 2002 Results

CCU's fourth quarter consolidated sales decreased by 5.7% compared to the fourth quarter of 2001 due to a decline in average prices of 10.8%, the effect of which was partially offset by an increase of 5.4% in volume sold. The reduction in average prices mainly corresponded to lower average beer prices in Argentina, which fell by 58.0% as a result of the economic crisis and currency devaluation. In Chile, average prices of beer, soft drinks, mineral water and domestic wines were lower compared to the fourth quarter of 2001, also impacting average prices during the period. The increase in volume sold in 4Q 2002 was attributable to higher sales of Argentine beer (26.6%), Chilean beer (1.2%), fruit nectars (23.0%) and export and domestic wine (7.1%).

Operating income fell by 26.6% to Ch$14,442 million (US$20.1 million) as a result of the lower sales level and an increase in the cost of goods sold related to the export wine segment and raw material cost increases in Argentina and Chile, the effect of which has not yet been transferred to consumers. The operating margin as a percentage of sales decreased from 18.0% in the fourth quarter of 2001 to 14.0% in 2002.

Improved non-operating results partially compensated for the lower operating performance in the fourth quarter. Non-operating losses were reduced from Ch$7,506 million (US$10.4 million) to Ch$1,315 million (US$1.8 million), due in part to lower price-level restatement losses and higher other non-operating income. CCU reported net income of Ch$11,313 million (US$15.7 million) in the fourth quarter of 2002, down from the Ch$12,021 million (US$16.7 million) reported in the fourth quarter of 2001. The decrease in CCU's net income in 4Q 2002 was the result of the aforementioned deterioration in operating results and higher income tax provisions related to foreign investments, the effects of which were partially offset by an improvement in the company's non-operating performance.

LUCCHETTI

                                                (in millions of Ch$ as of 12/31/2002)
-------------------------------------------------------------------------------------
                            4Q 2001      3Q 2002     4Q 2002     YTD 2001    YTD 2002
-------------------------------------------------------------------------------------
Sales                        18,989       23,613      17,831      88,843      83,799
Operating income (loss)      (1,104)         769        (476)      2,726       2,678
Net Income (loss)            (2,634)      (2,182)    (33,205)     (6,599)    (37,223)
-------------------------------------------------------------------------------------
Total assets                122,807      125,647      76,345
Shareholders' equity         48,537       51,375      16,189
------------------------------------------------------------

Full Year 2002 Results

Lucchetti reported a net loss of Ch$37,223 million (US$51.8 million) in 2002. In accordance with local accounting principles, the company made charges to 2002 results of Ch$30,678 million (US$42.7 million) in connection with its plant closure, largely explaining the results of the company for the year. The plant operations in Peru were closed under municipal order after a lengthy dispute with Peruvian authorities that had alleged that the pasta plant, which lies adjacent to an ecological reserve, caused damage to the mating habits of certain bird species, although this view was never supported by the local environmental authorities. Lucchetti is currently in the process of liquidating its assets in Peru.

Lucchetti reported sales of Ch$83,799 million (US$116.6 million) for the year 2002, down 5.7% from 2001. The reduction in sales during the year is somewhat distorted by the divestiture of the Argentine operations in the first semester of 2001. The effect of the Argentine divestiture on sales was Ch$6,658 million (US$9.3 million). Isolating this effect, sales would have otherwise increased by 2% as a result of a 9.9% increase in sales in the Chilean operations (from Ch$59,129 million (US$82.3 million) in 2001 to Ch$65,006 million (US$90.5 million) in 2002), and an 18.5% decrease in the Peruvian operations (from Ch$23,056 million (US$32.1 million) in 2001 to Ch$18,793 million (US$26.2 million) in 2002). Chilean sales experienced a

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 14 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

significant increase in 2002, mainly due to higher pasta sales volume, which increased by 16% during the year, as well as new product launches in the soups, creams and broth product line. The Chilean operations accounted for 77.6% of consolidated sales and the Peruvian operations for the remaining 22.4% in 2002.

Operating profit was Ch$2,678 million (US$3.7 million), down by Ch$48 million (US$0.1 million) from 2001. This variation is mainly explained by the divestiture of the Argentine operations in 2001. Isolating the effects of the divestiture of the Argentine unit (-Ch$213 million, US$0.3 million), operating profit would have increased by 6.6% from Ch$2,512 million (US$3.5 million) to Ch$2,678 million (US$3.7 million).

Non-operating losses are largely made up of the aforementioned provision related to 100% of the Lucchetti Peru net worth and other costs associated with the forced exit from Peru. Non-operating losses amounted to Ch$39,721 million (US$55.3 million) in 2002, compared to non-operating losses of Ch$12,194 million (US$17.0 million) in 2001. Worth mentioning is that 2001 non-operating results included a loss on the sale of the Argentine operations of Ch$7,543 million (US$10.5 million).

4Q 2002 Results

Lucchetti reported sales of Ch$17,831 million (US$24.8 million) in the fourth quarter of 2002, down 6.1% compared to the fourth quarter of 2001. The decrease in sales almost entirely corresponded to the reduction in sales of the Peruvian operations, which fell by 28.2% during the period from Ch$3,703 million (US$5.2 million) to Ch$2,659 (US$3.7 million), and to a lesser extent, a 1.1% decline in the sales of the Chilean operation. The Chilean operations made up 85.1% of 4Q 2002 sales and the remaining 14.9% corresponded to sales made in Peru.

In spite of a reduction in SG&A expenses (which served to decrease SG&A expense as a percentage of sales from 31.3% in 2001 to 27.2% in 2002), Lucchetti obtained an operating loss in the fourth quarter of Ch$476 million (US$0.7 million), mainly as a result of the aforementioned decline in sales during the period.

Non-operating losses amounted to Ch$32,468 million (US$45.2 million) and were almost entirely attributable to loss provisions made in connection with the closure of the Peruvian plant facilities of Ch$30,678 million (US$42.7 million). The heavy non-recurring loss associated with the plant closure led the company into a net loss position of Ch$33,205 million (US$46.2 million) in the fourth quarter of the year.

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportional share of income from investments in the Telecommunications sector during 2001 and 2002:

                                                       (in millions of Ch$ as of 12/31/2002)
----------------------------------------------------------------------------------------------
Telecommunications     Quinenco's proportionate share of net income (loss)
----------------------------------------------------------------------------------------------
                         Ownership %    4Q 2001   YTD 2001     3Q 2002   4Q 2002      YTD 2002
----------------------------------------------------------------------------------------------
Telsur                         73.6%      2,110      6,427         607     1,264         4,434
Entel (1)                       5.7%        603      3,174         172     1,046         2,337
----------------------------------------------------------------------------------------------

(1)   Non-controlling interest.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 15 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

TELSUR

                                                       (in millions of Ch$ as of 12/31/2002)
-------------------------------------------------------------------------------------------
                               4Q 2001      3Q 2002      4Q 2002     YTD 2001      YTD 2002
-------------------------------------------------------------------------------------------
Sales                           12,385       11,732       12,243       46,701        46,646
Operating income (loss)          3,905        3,516        3,476       13,845        13,148
Net Income (loss)                2,874          825        1,718        8,736         6,027
-------------------------------------------------------------------------------------------
Total assets                   135,683      135,597      137,532
Shareholders' equity            56,646       56,117       57,310
----------------------------------------------------------------

Full Year 2002 Results

Telsur's revenues reached Ch$46,646 million (US$64.9 million) in 2002, almost unchanged from the Ch$46,701 million (US$65.0) reported in 2001. 2002 sales revenue reflected a change in the sales mix following the consolidation of non-regulated Internet, security and call center services which, with other non-regulated services, contributed 15% of the company's total revenue for the year (9% in 2001). The increase in revenues from the new services was practically offset by a reduction in fixed telephony and long distance revenues compared to 2001. Fixed telephony traffic (in minutes) fell by 5% in 2002, mainly due to the weak economic environment which prevailed in the south of Chile during the year as well as the effect of substitution from fixed to mobile alternatives. Long distance revenues were affected by lower traffic and prices in international calls.

Basic telephony services accounted for 55% of all revenues, followed by long distance services (13%), user access charges (11%), public telephones (6%), and other non-regulated services (15%), which include internet provider services, security services, voice data, call center, telephone guides and equipment sales, among others.

Operating profit decreased by 5.0% to Ch$13,148 (US$18.3 million) in 2002. Operating profit was affected by the reduction in basic telephony revenues as well as the consolidation of direct costs and depreciation expense associated with Internet, security and call center services and higher expenses related to the Concepcion office. The operating margin as a percentage of sales was 28.2%, down from 29.6% in 2001.

Non-operating expenses were Ch$3,764 million (US$5.2 million), up by 19.1% from the Ch$3,161 million (US$4.4 million) reported in 2001. In addition, Telsur reported an extraordinary loss in 2002 of Ch$1,526 million (US$2.1 million) in connection with non-recurring restructuring costs. In 2002, Telsur initiated a reorganization oriented towards the achievement of greater cost efficiencies in the context of a weak economic environment in the south of Chile. This reorganization involved the reduction of approximately 10% of Telsur's workforce, among other measures.

Net profit in 2002 amounted to Ch$6,027 million (US$8.4 million), representing a 31.0% decrease from the Ch$8,736 million (US$12.2 million) reported in 2001. The reduction in bottom line results for the year was attributable to both the lower operating and non-operating results as well as the non-recurring restructuring costs incurred during the twelve month period.

4Q 2002 Results

Telsur's sales in the fourth quarter of 2002 were Ch$12,243 million (US$17.0 million), down slightly from the Ch$12,385 million (US$17.2 million) reported in the fourth quarter of 2001. The decrease in sales during the fourth quarter mainly corresponded to a lower level of revenue earned in connection with basic telephony services as a consequence of the current weak economic environment in the south of Chile, as well as the effects of substitution from fixed telephony to mobile technology alternatives. In addition, long distance

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 16 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

telephony services revenues decreased during the period, also contributing to the decline, although other non-regulated service revenue partially offset this effect.

The decline in basic telephony revenue as well as higher costs and expenses associated with the consolidation of new services and the Concepcion regional office contributed to a decline in operating profit which dropped by 11.0% to Ch$3,476 million (US$4.8 million). As a percentage of sales, the operating margin was 28.4% as compared to 31.5% in the fourth quarter of 2001.

Telsur reported non-operating losses of Ch$1,106 million (US$1.5 million), up from the Ch$526 million (US$0.7 million) in losses reported in the fourth quarter of 2001. The increase in non-operating losses was mainly attributable to a lower level of proportional income from related companies due to the consolidation in 2002 of new services as well as a higher level of interest expense.

Telsur reported net income of Ch$1,718 million (US$2.4 million) in the fourth quarter of 2002, a significant decline from the Ch$2,874 (US$4.0 million) reported in the same period of 2001. The reduction in net profit was attributable to lower profits from operations as well as the increase in non-operating losses reported during the period.

MANUFACTURING SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Manufacturing sector during 2001 and 2002:

                                                                (in millions of Ch$ as of 12/31/2002)
-----------------------------------------------------------------------------------------------------
Manufacturing    Quinenco's proportionate share of net income (loss)
-----------------------------------------------------------------------------------------------------
                           Ownership %    4Q 2001     YTD 2001      3Q 2002      4Q 2002     YTD 2002
-----------------------------------------------------------------------------------------------------
Madeco                         53.4%      (15,899)     (28,952)     (10,194)      (2,284)     (22,319)
-----------------------------------------------------------------------------------------------------

MADECO

                                                   (in millions of Ch$ as of 12/31/2002)
----------------------------------------------------------------------------------------
                            4Q 2001       3Q 2002      4Q 2002     YTD 2001     YTD 2002
----------------------------------------------------------------------------------------
Sales                        52,836        70,739       54,296      341,869      256,283
Operating income (loss)      (1,269)          963         (953)      10,986        4,003
Net Income (loss)           (28,444)      (18,349)      (4,279)     (51,599)     (40,166)
----------------------------------------------------------------------------------------
Total assets                416,840       409,095      378,152
Shareholders' equity        127,043       114,388       99,232
--------------------------------------------------------------

Full Year 2002 Results

Madeco's sales level decreased by 25.0% to Ch$256,283 million (US$356.6 million) in 2002. Although the company experienced a decline in sales across business units, the reduction in wire and cable sales (-33.4%) accounted for approximately 77% of the total drop in sales during the year. The wire and cable business unit was hard hit by the downturn in investment by the telecom sector in Brazil, which prevailed amidst political uncertainty in 2002. Additionally, wire and cable sales in Argentina were almost nil following the shutdown of productive activities earlier in the year. The Brass Mill business unit also reported lower sales in 2002 (-21.3%), accounting for approximately 18% of the total sales decline. Brass mills sales were also affected by the closure of the Argentine facilities as well as general slowdown in exports and coin sales. Sales of the Wire and Cable business unit accounted for 51.2% of total sales, followed by Brass Mills (22.1%), Flexible Packaging (15.7%) and Aluminum Profiles (11.0%).

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 17 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

Operating profit was directly affected by the lower sales level, falling by 63.6% from Ch$10,986 million (US$15.3 million) to Ch$4,003 million (US$5.6 million). This translated into low gross (12.4% of sales) and operating margins (1.6% of sales), in spite of a substantial reduction in SG&A expenses of 21.7%. The wire and cable business unit accounted for the entire reduction in operating profits in 2002 (-Ch$12,776 million, US$17.8 million), the effect of which was partially offset of increases in operating profit in Madeco's other three business units.

Madeco reported non-operating losses of Ch$47,575 million (US$66.2 million), down from the Ch$63,496 million (US$88.4 million) reported in 2001, mostly explained by lower non-operating expenses, which in 2001 included the temporary shutdown of the Argentine facilities, including write-offs and provisions for accounts receivable, unused assets, severance payments, etc. In addition, the lower price-level restatement losses reported during 2002 which totaled Ch$8,442 million (US$11.7 million) also served to reduce non-operating losses

Madeco's bottom line for the year 2002 directly reflects the aforementioned poor operating and non-operating performance. The net loss for the period amounted to Ch$40,166 million (US$55.9 million), significantly less than the Ch$51,599 million loss (US$71.8 million) reported in 2001, a year in which the company was also severely impacted by the regional slowdown, particularly in Brazil and Argentina.

4Q 2002 Results

Madeco's sales increased by Ch$1,460 million (US$2.0 million) to Ch$54,296 million (US$75.6 million) in the fourth quarter of 2002. The increase in sales was attributable to the wire and cable business unit, which experienced an increase in sales of 18.6% compared to the same period in 2001. The increase in the company's sales level was partially offset by a reduction in sales in the Argentine brass mills unit and the coin division.

In spite of the overall increase year-over-year, sales across Madeco's business units continue to be affected by the overall slowdown in regional and export activity, especially with respect to its operations in Argentina and Brazil. Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 47.1% of total sales, followed by brass mills (23.2%), flexible packaging (16.9%) and aluminum profiles (12.8%).

Madeco reported an operating loss in 4Q 2002 of Ch$953 million (US$1.3 million), reflecting the ongoing depressed sales activity level in Brazil and the region. The operating loss was almost entirely attributable to the wire and cable unit (Ch$1,669 million, US$2.3 million), and to a lesser extent, the brass mill unit (Ch$323 million, US$0.4 million). The operating losses of these business units were partially offset by operating income earned in the flexible packaging and aluminum profiles units which totaled Ch$251 million (US$0.3 million) and Ch$788 million (US$1.1 million), respectively.

Non-operating losses were reduced from Ch$34,153 million (US$47.5 million) in 4Q 2001 to Ch$6,019 million (US$8.4 million) in the fourth quarter of 2002. Non-operating losses which in 4Q 2001 included significant charges to income related to the plant shutdown in Argentina and company restructuring. Additionally, Madeco reported a price-level restatement gain of Ch$11,277 million (US$15.7 million) in 4Q2002 which also served to reduce the non-operating losses quarter-over quarter. Madeco reported a net loss for the fourth quarter of 2002 of Ch$4,279 million (US$6.0 million), down from the Ch$28,444 million (US$39.6 million) reported in the fourth quarter of 2001.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 18 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

REAL ESTATE/HOTEL ADMINISTRATION

The following table details Quinenco's proportional share of income from investments in the Real Estate/Hotel Administration sector during 2001 and 2002:

                                                                 (in millions of Ch$ as of 12/31/2002)
-----------------------------------------------------------------------------------------------------
Real Estate/
Hotel Admin       Quinenco's proportionate share of net income (loss)
-----------------------------------------------------------------------------------------------------
                           Ownership %    4Q 2001     YTD 2001      3Q 2002      4Q 2002     YTD 2002
-----------------------------------------------------------------------------------------------------
Hoteles Carrera                89.9%         (230)      (1,033)        (282)         132         (896)
Habitaria                      50.0%          452          215          150          255          449
-----------------------------------------------------------------------------------------------------

HOTELES CARRERA

                                                   (in millions of Ch$ as of 12/31/2002)
----------------------------------------------------------------------------------------
                            4Q 2001       3Q 2002      4Q 2002     YTD 2001     YTD 2002
----------------------------------------------------------------------------------------
Sales                         2,034         1,462        2,078        7,579        7,016
Operating income (loss)        (103)         (231)         256         (557)        (378)
Net Income (loss)              (256)         (313)         148       (1,175)        (996)
----------------------------------------------------------------------------------------
Total assets                 24,204        23,046       23,206
Shareholders' equity         15,518        14,362       14,521
--------------------------------------------------------------

Full Year 2002 Results

Hoteles Carrera's sales decreased by 7.4% to Ch$7,016 million (US$9.8 million) in 2002. The decrease in revenues during the year was mainly related to lower occupancy rates across the hotel chain, and to a lesser extent, a reduction in average room rates in the Santiago establishment. In general terms, the business was affected by sluggish internal demand, particularly the luxury hotel segment in Santiago. The hotels in the north of Chile were also affected by low tourist demand from Argentine visitors as a consequence of the ongoing economic crisis in that country.

Carrera reported a net loss in 2002 of Ch$996 million (US$1.4 million), down slightly from the net loss reported in 2001 of Ch$1,175 million (US$1.6 million). The net loss resulted from both the weak operating performance as well as non-operating losses which amounted to Ch$617 million (US$0.9 million) and included a loss on the sale of a property site of Ch$150 million (US$0.2 million).

4Q 2002 Results

Hoteles Carrera reported sales revenues of Ch$2,078 million (US$2.9 million) in the fourth quarter of 2002, up by 2.2% from the fourth quarter of 2001. Operating income reached Ch$256 million (US$0.4 million), reverting the operating loss of Ch$103 million (US$0.1 million) reported in the same period of 2001, mainly explained by a sharp reduction in SG&A expenses (37%). The Santiago hotel operations benefited from higher average occupancy rates in 4Q 2002, which coupled with the reduction in expenses, led to an improvement in the quarterly operating performance. In addition, interest expense was down by nearly 28% compared to 4Q 2001, due to low prevailing interest rates vis-a-vis the fourth quarter of 2001 and a lower overall debt level. Net profit for the fourth quarter of 2002 totaled Ch$148 million (US$0.2 million) compared to a net loss of Ch$256 million (US$0.4 million), reflecting the positive operating and non-operating tendencies experienced by the hotel chain in the period.

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 19 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO QUINENCO S.A.]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth quarter 2002
================================================================================

HABITARIA

                                                       (in millions of Ch$ as of 12/31/2002)
-------------------------------------------------------------------------------------------
                               4Q 2001      3Q 2002      4Q 2002     YTD 2001      YTD 2002
-------------------------------------------------------------------------------------------
Sales                           10,235        5,720        8,119       20,059        23,006
Operating income (loss)          1,195          407          609        1,026         1,395
Net Income (loss)                  900          299          517          430           898
-------------------------------------------------------------------------------------------
Total assets                    50,365       47,057       46,939
Shareholders' equity            16,509       16,883       17,391
----------------------------------------------------------------

Full Year 2002 Results

Habitaria reported a net profit of Ch$898 million (US$1.2 million) in 2002, its highest level since the initiation of its activities in 1998 and 109% higher than in 2001. During 2002, Habitaria reported a sales increase of 14.7% compared to 2001. The increase in sales reflected a relatively more dynamic local real estate market, stimulated by low prevailing interest rates. In addition, Habitaria's larger overall project inventory available for sale (corresponding to 8 housing projects) contributed to the higher sales level reported during the year. Since Habitaria recognizes income (and its corresponding cost) related to the sale of its housing units in the final phase of the sales process, revenues do not fully reflect units sold under agreement for future delivery during the period. Administration and overhead expenses are recognized when incurred. Therefore, financial results may reflect a mis-matching of revenues and expenses.

During 2002, Habitaria recorded sales corresponding to 436 units. During the same period, Habitaria pre-sold an additional 142 apartments to be delivered in future periods (not included in 2002 sales revenues). Its inventory of finished stock as of December 31, 2002 (excluding pre-sold units as of the same date) was 266 apartments and homes. During 2003, Habitaria is expected to finish constructing three additional phases of ongoing projects.

4Q 2002 Results

During the fourth quarter of 2002, Habitaria registered sales of Ch$8,119 million (US$11.3 million), corresponding to 141 units of 8 projects. This represented a decrease of 20.7% from the Ch$10,235 million (US$14.2 million) reported in the same period in 2001. Worth mentioning is that the fourth quarter of 2001 was considered extraordinarily good for Habitaria, mostly owing to the large number of housing units that became available for sale in that period.

65 units were pre-sold during the fourth quarter and the corresponding revenue will be reflected in future periods in the final phase of the sales process. Operating profit was Ch$609 million (US$0.8 million) and net profit was Ch$517 million (0.7 million), down by 49.0% and 42.5% from 4Q 2001 levels, respectively.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                 www.quinenco.cl
                              www.quinencogroup.com

================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor                             Page 20 of 20
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          QUINENCO S.A.


                                          By: /s/ Luis Fernando Antunez
                                             ---------------------------------
                                             Name: Luis Fernando Antunez
                                             Title: Authorized Representative

Dated: April 1, 2003